SCHEDULE 13D

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 Under the Securities Exchange Act of 1934 (Amendment No. )*

Travis Boats & Motors, Inc. (Name of Issuer)
Common Stock, par value $.01 per share (Title of Class of Securities)
894363100 (CUSIP Number)
Jeffrey A. Berry 45854 Paseo Gallante Temecula, CA, 92592 (909) 303-9397 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March / 13 / 2003 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.894363100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Jeffrey A. Berry
SS# ###-##-####
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
270,596

	8.	Shared Voting Power

	9.	Sole Dispositive Power
270,596

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
270,596
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.	Percent of Class Represented by Amount in Row (11)
6.21%
14.	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer

Title of the class of equity securities to which this statement relates.
Common Stock, par value $.01 per share
The name and address of the issuer are as follows:
Name of Issuer	Address
Travis Boats & Motors, Inc.	5000 Plaza of the Lake, Suite 250 Austin, TX 78746
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Item 2. Identity and Background

(a),(b)
Names of Reporting Persons	Address
Jeffrey A. Berry	45854 Paseo Gallante Temecula, CA 92592
..............................................................................................................................................................
(c) President Leisure Living Superstore, Inc. 40438 Winchester Road Temecula, CA 92591 Retail - Spas, Patio Furniture, BBQs, Fireplace Accessories, Billiards, and similar
(d) N/A
(e) N/A
(f) United States
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Item 3. Source and Amount of Funds or other Consideration

Jeffrey A. Berry Purchase, PF
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Item 4. Purpose of Transaction

All of the shares purchased and/or acquired by the reporting person are for investment purposes. The reporting person may, from time to time depending upon market conditions and other investment consideration, purchase additional shares of Common Stock or dispose of shares of Common Stock.

( a ) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
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Item 5. Interest in Securities of the Issuer

(a) 270,596, 6.21%
(b) 270,596
(c) Jeffrey A. Berry, March 13, 2003, 270,596 shares
(d) N/A
(e) N/A
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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

N/A
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Item 7. Material to Be Filed as Exhibits

N/A
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Signature

Date: March 18, 2003
Name	Title
/s/ Jeffrey A. Berry
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